Pricing supplement no. 1533
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-X dated April 18, 2008

Registration Statement No. 333-130051
Dated August 29, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments	JPMorgan Chase & Co. $2,876,000 **Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index due March 4, 2010**

General

- The notes are designed for investors who seek a return of two times the appreciation of a weighted basket of domestic and international indices, up to a maximum total return on the notes of 22.15% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 4, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on August 29, 2008 and are expected to settle on or about September 4, 2008.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the S&P 500® Index ("SPX"), the MSCI EAFE® Index ("MXEA") and the Russell 2000® Index ("RTY") (each a "Basket Index," and together, the "Basket Indices").
Component Weightings:	The S&P 500 Weighting is 34%, the MSCI EAFE Weighting is 33% and the Russell 2000 Weighting is 33% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 2, subject to a Maximum Total Return on the notes of 22.15%. For example, if the Basket Return is greater than 11.075%, you will receive the Maximum Total Return on the notes of 22.15%, which entitles you to a maximum payment at maturity of $1,221.50 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:


$1,000 + [$1,000 x (Basket Return x 2)]


	Your principal is protected against up to a 10% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.
	If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:


$1,000 + [$1,000 x (Basket Return + 10%)]


	If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the pricing date, which was August 29, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
	100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (MSCI EAFE Return * MSCI EAFE Weighting) + (Russell 2000 Return * Russell 2000 Weighting)]
	Each of the S&P 500 Return, the MSCI EAFE Return and the Russell 2000 Return reflects the performance of the respective Basket Index, expressed as a percentage, from the closing level of the relevant Basket Index on the pricing date to the closing level of such Basket Index on such trading day. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-X.
Observation Date:	March 1, 2010[†]
Maturity Date:	March 4, 2010[†]
CUSIP:	48123LLW2

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-X.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 39-X and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 39-X, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10.61	$989.39
Total	$2,876,000	$30,514.36	$2,845,485.64

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.61 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-139 of the accompanying product supplement no. 39-X.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.


JPMorgan


August 29, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-X dated April 18, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 19, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-X, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-X dated April 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408023242/v111123_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 22.15%, or $1,221.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline in the Basket beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about each Basket Index, see "The S&P 500® Index," "The MSCI EAFE® Index" and "The Russell 2000® Index" in the accompanying product supplement no. 39-X, and with respect to the MSCI EAFE® Index, as supplemented by "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" in the accompanying product supplement no. 39-X.

- **ONE OF THE BASKET INDICES, AND THUS THE NOTES THEMSELVES, IS SUBJECT TO CURRENCY MARKET EXPOSURE** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. Dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be able to participate in potential fluctuations in the value, relative to the U.S. Dollar, of each of the currencies in which the component securities of the country indices that compose the MSCI EAFE® Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. Dollar weakens against these currencies, the value of the MSCI EAFE® Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see "Selected Risk Considerations — One of the Basket Indices, and Thus the Notes Themselves, Is Subject to Currency Exchange Risk" below.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-X. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the equity securities underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-X dated April 18, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 22.15%, regardless of the appreciation in the Basket, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **ONE OF THE BASKET INDICES, AND THUS THE NOTES THEMSELVES, IS SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. Dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks of the MSCI EAFE® Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. Dollar and the relative weight of the component stocks in the MSCI EAFE® Index denominated in each such currency. If, taking into account such weighting, the U.S. Dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity of the notes may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the markets of the securities underlying the Basket Indices;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. Dollar and each of the currencies in which the equity securities underlying the MSCI EAFE® Index are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 22.15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.000	80.000%	22.15%
170.000	70.000%	22.15%
160.000	60.000%	22.15%
150.000	50.000%	22.15%
140.000	40.000%	22.15%
130.000	30.000%	22.15%
120.000	20.000%	22.15%
111.075	11.075%	22.15%
110.000	10.000%	20.00%
105.000	5.000%	10.00%
100.000	**0.000%**	**0.00%**
95.000	-5.000%	**0.00%**
90.000	-10.000%	**0.00%**
80.000	-20.000%	-10.00%
70.000	-30.000%	-20.00%
60.000	-40.000%	-30.00%
50.000	-50.000%	-40.00%
40.000	-60.000%	-50.00%
30.000	-70.000%	-60.00%
20.000	-80.000%	-70.00%
10.000	-90.000%	-80.00%
0.000	-100.000%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 22.15%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 22.15%, the investor receives a payment at maturity of $1,221.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%)] = \$900$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through August 29, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on August 29, 2008 was 1282.83. The closing level of the MSCI EAFE® Index on August 29, 2008 was 1821.06. The closing level of the Russell 2000® Index on August 29, 2008 was 739.50.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical closing levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.







